SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of January 2003
                                                    --------

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X                Form 40-F
                                ---                         ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                         No
                              ---                        ---

Enclosures:

1. Press release dated January 24, 2003

                    OTE ANNOUNCES PRICE REDUCTIONS ON CALLS
                  FROM OTE FIXED LINES TO COSMOTE AND VODAFONE

ATHENS, Greece--(BUSINESS WIRE)--Jan. 24, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, following reductions in mobile termination rates, today announced a reduction in prices for calls from OTE fixed lines to COSMOTE and VODAFONE mobile operators. In this way, the benefits derived from the reductions in termination fees adopted by the mobile operators flow through to OTE customers.

The new rates are as follows:

     o For calls to COSMOTE, the nominal rate is (euro)0.23 per minute, of which (euro)0.05 goes to OTE. The minimum charge is (euro)0.13 (5 tariff units) for calls up to 33.9 seconds. For calls longer than this the charge will be (euro)0.026 (1 tariff unit) per 6.78 seconds.

     o For calls to VODAFONE, the nominal rate is (euro)0.24 per minute, of which (euro)0.05 goes to OTE. The minimum charge is (euro)0.182 (7 tariff units) for calls up to 45.5 seconds. For calls longer than this the charge will be (euro)0.026 (1 tariff unit) per 6.5 seconds.

These rates will be affective as of Saturday February 1st 2003.


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About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.
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Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.


        CONTACT:  OTE:
                  George Rallis - Investor Relations Officer,
                  Tel: +30 210 611 5888; email: grallis@ote.gr
                  Kostas Bratsikas - Investor Relations,
                  Tel: +30 210 611 1428; email: brakon@ote.gr
                                        or
                  Taylor Rafferty:
                  London: +44 20 7936 0400, New York: +1 212-889-4350
                  email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 24 January 2003                        By: /s/ Dimitris Kouvatos
                                                 ---------------------
                                             Name: Dimitris Kouvatos
                                             Title: Chief Financial Officer